UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  4)*

VERMILLION, INC.
 (Name of Issuer)

Common Stock, Par Value $0.001 Per Share
 (Title of Class of Securities)

92407M206
 (CUSIP Number)

Jack W. Schuler
28161 North Keith Drive
Lake Forest, Illinois 60045
(847) 607-2066
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 24, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 92407M206	Page 2 of 12 Pages

1.	Names of Reporting Persons. Jack W. Schuler
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	6,673,029
	8.	Shared Voting Power	2,061,342
	9.	Sole Dispositive Power	6,673,029
	10.	Shared Dispositive Power	2,061,342
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,734,371
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 19.9%
14.	Type of Reporting Person: IN

SCHEDULE 13D

CUSIP No: 92407M206	Page 3 of 12 Pages

1.	Names of Reporting Persons. H. George Schuler
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	0
	8.	Shared Voting Power	7,849,458
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	7,849,458
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,849,458
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 17.4%
14.	Type of Reporting Person: IN

CUSIP No: 92407M206	Page 4 of 12 Pages

1.	Names of Reporting Persons. Tino Hans Schuler Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	0
	8.	Shared Voting Power	2,359,238
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	2,359,238
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,359,238
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 5.4%
14.	Type of Reporting Person: OO

CUSIP No: 92407M206	Page 5 of 12 Pages

1.	Names of Reporting Persons. Tanya Eve Schuler Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	0
	8.	Shared Voting Power	2,359,238
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	2,359,238
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,359,238
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 5.4%
14.	Type of Reporting Person: OO

CUSIP No: 92407M206	Page 6 of 12 Pages

1.	Names of Reporting Persons. Therese Heidi Schuler Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	0
	8.	Shared Voting Power	2,359,238
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	2,359,238
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,359,238
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 5.4%
14.	Type of Reporting Person: OO

SCHEDULE 13D

Page 7 of 12 Pages

Item 1.	Security and Issuer

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) is being filed by the undersigned, pursuant to §240.13d-2(a), to amend and supplement the Schedule 13D filed on May 23, 2013, (the “Initial Schedule 13D”), as amended by Amendment No. 1, filed by the Reporting Persons on December 29, 2014, Amendment No. 2, filed by the Reporting Persons on February 11, 2015 and Amendment No. 3, filed by the Reporting Persons on March 23, 2015 (collectively, the “Schedule 13D”), with respect to the common stock, par value $0.001 per share (the “Shares”), of Vermillion, Inc. (the “Issuer”), whose principal executive offices are located at 12117 Bee Caves Road, Building Three, Suite 100, Austin, Texas 78738.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby restated in its entirety as follows:

(a-c,f) This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i.	Jack W. Schuler (“Mr. Schuler”)
28161 North Keith Drive
Lake Forest, Illinois 60045

ii.	H. George Schuler (“George Schuler”)
28161 North Keith Drive
Lake Forest, Illinois 60045

iii.	Tino Hans Schuler Trust (the “Tino Trust”)
28161 North Keith Drive
Lake Forest, Illinois 60045

iv.	Tanya Eve Schuler Trust (the “Tanya Trust”)
28161 North Keith Drive
Lake Forest, Illinois 60045

v.	Therese Heidi Schuler Trust (the “Therese Trust”)
28161 North Keith Drive
Lake Forest, Illinois 60045

Mr. Schuler is a citizen of the United States, and is principally engaged in the business of investing in securities.  Mr. Schuler serves as sole trustee to the Jack W. Schuler Living Trust (the “Living Trust”). In such capacity, Mr. Schuler may be deemed to beneficially own the shares held by the Living Trust.

George Schuler is a citizen of the United States, and is principally engaged in the business of real estate.  George Schuler is the manager of the Schuler Grandchildren LLC (the “Grandchildren LLC”).  George Schuler also serves as sole trustee to the Tino Trust, Tanya Trust, Therese Trust and Schuler GC 2010 Continuation Trust (the “Continuation Trust” and, together with the Grandchildren LLC, Tino Trust, Tanya Trust and Therese Trust, the “George Schuler Entities”).  In such capacities, George Schuler may be deemed to beneficially own the shares held by the George Schuler Entities.

SCHEDULE 13D

Page 8 of 12 Pages

The Tino Trust, Tanya Trust and Therese Trust are irrevocable family trusts established for the benefit of the named beneficiary, and are organized under the laws of the State of Illinois.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The Warrants to acquire Shares purchased by the Living Trust, Tino Trust, Tanya Trust, Therese Trust, Continuation Trust and Grandchildren LLC on December 23, 2014, become exercisable beginning six (6) months following the date of issuance, or on June 23, 2015. At such time, the Living Trust will have the right to acquire 773,003 Shares upon the exercise of Warrants. Each of the Tino Trust, Tanya Trust and Therese Trust will have the right to acquire 571,702 Shares upon the exercise of Warrants.  Each of the Continuation Trust and Grandchildren LLC will have the right to acquire 113,332 Shares upon the exercise of Warrants. Of note, no Warrant held by the Living Trust (or any other Investor, as applicable) may be exercised to the extent that, after giving effect to such exercise, the Warrant holder (together with any affiliates of the holder and any other persons acting as a group together with the holder or any of the holder’s affiliates) would beneficially own in excess of 19.99% of the outstanding Shares.

Under Rule 13d-3(d)(1)(i) under the Exchange Act, a person is deemed to beneficially own a security if the person has the right to acquire beneficial ownership of such security within sixty (60) days.  As of April 24, 2015:  (i) the Living Trust will have the right to acquire, within 60 days, beneficial ownership over 773,003 Shares upon conversion of the Warrants; (ii) each of the Tino Trust, Tanya Trust and Therese Trust will have the right to acquire, within 60 days, beneficial ownership over 571,702 Shares upon conversion of the Warrants; and (iii) each of the Continuation Trust and Grandchildren LLC will have the right to acquire, within 60 days, beneficial ownership over 113,332 Shares upon conversion of the Warrants.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a, b)  For purposes of calculating each Reporting Person’s beneficial ownership percentage, pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act, the total Shares outstanding is based on the sum of the 43,115,790 Shares reported by the Issuer as outstanding as of March 24, 2015 and the number of Shares issuable upon exercise of any Warrants held by the reporting person.

SCHEDULE 13D

Page 9 of 12 Pages

As of April 24, 2015, Mr. Schuler may be deemed to beneficially own, in the aggregate, 8,734,371 Shares, representing approximately 19.9% of the Shares outstanding.  This amount consists of (A) 6,673,029 Shares held directly by Mr. Schuler, and (B) 1,288,339 Shares and Warrants to acquire 773,003 Shares held by the Living Trust.

As sole trustee of the Living Trust, Mr. Schuler and the Living Trust share the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the Shares held by the Living Trust.

                                As of April 24, 2015, George Schuler may be deemed to beneficially own, in the aggregate 7,849,458 Shares, representing approximately 17.4% of the Shares outstanding.  This amount consists of (A) 1,787,536 Shares and Warrants to acquire 571,702 Shares held by the Tino Trust; (B) 1,787,536 Shares and Warrants to acquire 571,702 Shares held by the Tanya Trust; (C) 1,787,536 Shares and Warrants to acquire 571,702 Shares held by the Therese Trust; (D) 188,888 Shares and Warrants to acquire 113,332 Shares held by the Continuation Trust; (E) 188,888 Shares and Warrants to acquire 113,332 Shares held by the Grandchildren LLC; (F) 26,000 Shares held by Gayle Schuler; and (G) 141,304 Shares held by Seascape Partners L.P.

                                As of April 24, 2015, each of the Tino Trust, Tanya Trust and Therese Trust may be deemed to beneficially own, in the aggregate, 2,359,238 Shares, representing approximately 5.4% of the Shares outstanding.

                                As the manager of each of the Grandchildren LLC and Seascape Partners L.P., and as sole trustee of each of the Tino Trust, Tanya Trust, Therese Trust and Continuation Trust, George Schuler shares with each such entity the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the Shares held by the respective entity.  George Schuler shares with his spouse, Gayle Schuler, the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the Shares held by Gayle Schuler.

(c) No transactions in the Shares have been effected by the Reporting Persons within the past 60 days.

(d) Except as set forth in this Schedule 13D, as amended by this Amendment No. 4, to the knowledge of the Reporting Persons, no other person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by the Schedule 13D, as amended by this Amendment No. 4.

(e) Not applicable.

SCHEDULE 13D

Page 10 of 12 Pages

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 12:  Joint Filing Agreement

SCHEDULE 13D

Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Jack W. Schuler
/s/ Jack W. Schuler

H. George Schuler
/s/ H. George Schuler

Tino Hans Schuler Trust
/s/ H. George Schuler
Name:	H. George Schuler
Title	Trustee

Tanya Eve Schuler Trust
/s/ H. George Schuler
Name:	H. George Schuler
Title	Trustee

Therese Heidi Schuler Trust
/s/ H. George Schuler
Name:	H. George Schuler
Title	Trustee

April 28, 2015

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D
Page 12 of 12 Pages

EXHIBIT 12

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the common stock of Vermillion, Inc. dated as of April 28, 2015 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Jack W. Schuler
/s/ Jack W. Schuler

H. George Schuler
/s/ H. George Schuler

Tino Hans Schuler Trust
/s/ H. George Schuler
Name:	H. George Schuler
Title	Trustee

Tanya Eve Schuler Trust
/s/ H. George Schuler
Name:	H. George Schuler
Title	Trustee

Therese Heidi Schuler Trust
/s/ H. George Schuler
Name:	H. George Schuler
Title	Trustee

April 28, 2015